Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 1, 2017

BY EDGAR AND COURIER

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V.
Amendment No. 1 to Registration Statement on Form S-1
Submitted May 1, 2017
CIK No. 0001692412

Dear Mr. Kluck:

This letter is submitted on behalf of Playa Hotels & Resorts N.V. (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), issued orally to Michael E. McTiernan during a telephone call on April 25, 2017 (the “Staff Call”), with respect to the Company’s Registration Statement on Form S-1 submitted to the Commission on April 3, 2017 (the “Registration Statement”). The Company is responding to the Staff’s comment issued on the Staff Call.

The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes in response to the Staff’s comment. In response to the Staff’s comment, the Company has revised the Registration Statement to remove from the Registration Statement the issuance by the Company of ordinary shares upon the exercise of the private warrants. In addition, the Company has also made a limited number of other updates to the Registration Statement. We have enclosed with this letter a marked copy of the Amended Registration Statement, which was submitted on May 1, 2017 by the Company via EDGAR, reflecting all changes to the Registration Statement.

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The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me at (202) 637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

Enclosures

cc:	Larry Harvey, Playa Hotels & Resorts B.V.
Bruce D. Wardinski, Playa Hotels & Resorts B.V.